

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 27, 2018

Via E-mail
Timothy Young
Chief Executive Officer
HyperSolar, Inc.
510 Castillo Street, Suite 320
Santa Barbara, CA 93101

    Re: HyperSolar, Inc.
           Form 10-K for Fiscal Year Ended June 30, 2017
           Filed September 21, 2017
           File No. 000-54437

Dear Mr. Young:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 12. Security Ownership…, page 22

1.   We note the number of shares underlying your convertible notes. Provide the disclosure that Regulation S-K Item 403(a) requires regarding beneficial owners of more than five percent of your voting securities, or advise. See Instruction 2 to Item 403. Also file the notes as exhibits to your Form 10-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Heather Percival at (202) 551-3498 or me at (202) 551-3617 with any questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Marcelle Balcombe
       Sichenzia Ross Ference Kesner LLP